Exhibit 99.1

ANNOUNCEMENT TO THE MARKET

Itaúsa, Itaú Unibanco and Duratex again selected as components of BM&FBOVESPA’s Corporate Sustainability Index (ISE)

Itaúsa – Investimentos Itaú S.A. (for the 10th year) and Itaú Unibanco Holding S.A. (for the 12th consecutive year) are pleased to announce that they have again been selected as components of BM&FBOVESPA’s Corporate Sustainability Index for 2017.

Duratex S.A., an Itaúsa Group member company, has also been included in this stringent list for the 9th consecutive year.

The new portfolio is made up of 38 shares of 34 companies, representing 15 sectors with an aggregate market value of R$ 1,31 trillion, equivalent to 52,14% of the total market capitalization of BM&FBOVESPA-listed companies (as of November 22, 2016). The new portfolio will be effective from January 02, 2017 through January 05, 2018.

Created in 2005 by BM&FBOVESPA in partnership with FGV - EAESP, the Corporate Sustainability Index (ISE) reflects the return on a portfolio of shares of companies with the best corporate sustainability performance in all its dimensions. The ISE’s objectives are to serve as a benchmark for socially responsible investments and to act as a catalyst for good practices in the Brazilian business métier.

Similar to the Dow Jones Sustainability Index, the components of the ISE portfolio are reviewed annually based on the results of a careful and specific evaluation methodology. This methodology is designed to provide a comprehensive assessment of different aspects of sustainability, such as environmental, social and economic-financial elements.

The participation of Itaúsa, Itaú Unibanco and Duratex in the ISE reflects their long-term commitment to ethical business conduct, legal compliance, corporate governance and social, cultural and environmental responsibility. We believe that this commitment is critical to maintaining sustained and directed growth for creating value both for our shareholders and also society over the next few years.

In an effort to reinforce their commitment to transparency, Itaúsa, Itaú Unibanco Holding and Duratex disclose their responses to the ISE questionnaire (available at: www.isebvmf.com.br).

São Paulo, November 24, 2016.

Alfredo Egydio Setubal	Marcelo Kopel
Investor Relations Officer	Investor Relations Officer
Itaúsa – Investimentos Itaú S.A.	Itaú Unibanco Holding S.A.